UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Switch, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of class of securities)

87105L104

(CUSIP number)

December 31, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	SCHEDULE 13G	Page 2 of 8 Pages

1.	Name of Reporting Person: Peter Thomas
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 13,884,388 (1)(2)
	6.	Shared Voting Power: 7,521,091 (1)(3)
	7.	Sole Dispositive Power: 13,884,388 (1)(2)
	8.	Shared Dispositive Power: 7,521,091 (1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,405,479 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 29.1% (4)
12.	Type of Reporting Person: IN

(1)

Includes Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Includes (i) 32,500 shares of Class A common stock held directly, (ii) 10,072,000 Common Units and associated Class B common stock held directly, and (iii) 3,779,888 Common Units and associated Class B common stock held by the Thomas & Mack Co LLC, of which Mr. Thomas has sole voting and dispositive control over, and as to which Mr. Thomas disclaims beneficial interest except to the extent of his pecuniary interest therein.

(3)

Includes 4,052,276 Common Units and associated Class B common stock held by the Tom & Leslie Thomas Trust. Mr. Thomas and Steven Thomas, as co-trustees, share voting and dispositive power over these securities and Steven Thomas has also filed a Schedule 13G with respect to these securities. Also includes 3,468,815 Common Units and associated Class B common stock held by the Steven & Karen Thomas Children Trust. Mr. Thomas and Thomas A. Thomas, as co-trustees, share voting and dispositive power over these securities and Thomas A. Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas does not have pecuniary interest in any of these securities and disclaims beneficial ownership of these securities.

(4)

Based upon 52,083,493 shares of the Issuer’s Class A common stock outstanding as of November 1, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018 and the Common Units deemed beneficially owned by the Reporting Person. The total securities currently deemed beneficially owned by Mr. Thomas represent approximately 3.4% of the total voting power of the Issuer.

CUSIP No. 87105L104	SCHEDULE 13G	Page 3 of 8 Pages

1.	Name of Reporting Person: Steven & Karen Thomas Children Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,468,815 (1)(2)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,468,815 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,468,815 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 6.2% (3)
12.	Type of Reporting Person: OO (Trust)

(1)

Represents Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Mr. Thomas and Thomas A. Thomas, as co-trustees, share voting and dispositive power over these securities and Thomas A. Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas does not have pecuniary interest in any of these securities and disclaims beneficial ownership of these securities.

(3)

Based upon 52,083,493 shares of the Issuer’s Class A common stock outstanding as of November 1, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018 and the Common Units deemed beneficially held by the trust.

CUSIP No. 87105L104	SCHEDULE 13G	Page 4 of 8 Pages

1.	Name of Reporting Person: Tom & Leslie Thomas Children Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,052,276 (1)(2)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,052,276 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,052,276 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 7.2% (3)
12.	Type of Reporting Person: OO (Trust)

(1)

Represents Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Mr. Thomas and Steven Thomas, as co-trustees, share voting and dispositive power over these securities and Steven Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas does not have pecuniary interest in any of these securities and disclaims beneficial ownership of these securities.

(3)

Based upon 52,083,493 shares of the Issuer’s Class A common stock outstanding as of November 1, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018 and the Common Units deemed beneficially held by the trust.

CUSIP No. 87105L104	SCHEDULE 13G	Page 5 of 8 Pages

Item 1. (a)	Name of Issuer:

Switch, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7135 S. Decatur Boulevard

Las Vegas, NV 89118

Item 2. (a)	Name of Person Filing:

Peter Thomas

Tom & Leslie Thomas Children Trust (“TL Trust”), as to which Peter Thomas and Steven Thomas serve as co-trustees.

Steven & Karen Thomas Children Trust (“SK Trust”), as to which Peter Thomas and Thomas A. Thomas serve as co-trustees.

(b)	Address or Principal Business Office or, if none, Residence:

2300 West Sahara Ave.

Suite 530

Las Vegas, NV 89102

(c)	Citizenship or Place of Organization:

United States

(d)	Title of Class of Securities:

Class A common stock, $0.001 par value per share

(e)	CUSIP Number:

87105L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 6 of 8 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Peter Thomas	SK Trust	TL Trust
(a)	Amount beneficially owned:	21,405,479	3,468,815	4,052,276	(1)
(b)	Percent of class:	29.1%	6.2%	7.2	%(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	13,884,388	0	0	(3)
	(ii) Shared power to vote or to direct the vote:	7,521,091	3,468,815	4,052,276	(4)
	(iii) Sole power to dispose or to direct the disposition of:	13,884,388	0	0	(3)
	(iv) Shared power to dispose or to direct the disposition of:	7,521,091	3,468,815	4,052,276	(4)

(1)

For Mr. Thomas, includes 32,500 shares of Class A common stock. Otherwise represents Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Based upon 52,083,493 shares of the Issuer’s Class A common stock outstanding as of November 1, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018, plus the Common Units deemed beneficially owned by the Reporting Person. The total securities currently deemed beneficially owned by Mr. Thomas represent approximately 3.4% of the total voting power of the Issuer.

(3)

Includes 3,779,888 Common Units and associated Class B common stock held by the Thomas & Mack Co LLC of which Mr. Thomas has sole voting and dispositive control over. Mr. Thomas disclaims beneficial interest in these securities except to the extent of his pecuniary interest therein.

(4)

Mr. Thomas serves as a co-trustee with Steven Thomas of the Tom & Leslie Thomas Trust, which holds 4,052,276 Common Units and associated Class B common stock. Mr. Thomas and Steven Thomas share voting and dispositive power over these securities and Steven Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas also serves as a co-trustee with Thomas A. Thomas of the Steven & Karen Thomas Children Trust, which holds 3,468,815 Common Units and associated shares of Class B common stock. Mr. Thomas and Thomas A. Thomas share voting and dispositive power over these securities and Thomas A. Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas does not have pecuniary interest in any of these securities and disclaims beneficial ownership of these securities.

CUSIP No. 87105L104	SCHEDULE 13G	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019	Peter Thomas

/s/ Peter Thomas

Steven & Karen Thomas Children Trust

/s/ Peter Thomas
	By:	Peter Thomas
	Its:	Trustee

Tom & Leslie Thomas Children Trust

/s/ Peter Thomas
	By:	Peter Thomas
	Its:	Trustee